UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission file number 001-14540

Deutsche Telekom AG
(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,
53113 Bonn,
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Press release

Bonn, April 21, 2010

Deutsche Telekom intends to delist from the NYSE

Company aims to reduce complexity and costs
Transparent financial reporting and corporate governance to be maintained

Deutsche Telekom AG (the “Company”) intends to delist its American Depositary Shares (“ADSs”) from the New York Stock Exchange (“NYSE”) and to deregister and terminate its reporting obligations with the Securities and Exchange Commission (“SEC”). Deutsche Telekom’s Board of Management approved the decision at its meeting yesterday. Deutsche Telekom expects the delisting to become effective on or about June 21, 2010 following the close of the market in New York.

The main purpose of delisting is to reduce complexity in financial reporting and administrative costs. Deutsche Telekom remains committed to serve its investor base in the U.S. as well as to comply with the highest standards of corporate governance, transparent financial reporting. Deutsche Telekom will continue to maintain an open and direct dialog with its U.S. investors via its investor relations office in New York.

Deutsche Telekom plans to maintain an American Depositary Receipt program on a Level I basis, which is presumed to allow investors to hold their securities in the form of ADSs. Deutsche Telekom’s ordinary shares will continue to be traded on the Frankfurt Stock Exchange including XETRA, its integrated electronic securities trading system, as well as on the German regional stock exchanges.

Today, Deutsche Telekom will provide written notice to the NYSE of its intent to delist. The Company plans to submit the related Form 25 with the SEC on or about June 11, 2010 and expects delisting to become effective ten days later, from which time the Company’s ADSs will no longer be traded on the NYSE.

Once the delisting has become effective and the Company meets the criteria for deregistration, it intends to file Form 15F with the SEC in order to deregister all classes of its registered securities, including its equity securities and all classes of registered debt securities issued by Deutsche Telekom International Finance B.V. and guaranteed by Deutsche Telekom. Deregistration is expected to become effective 90 days later.

Deutsche Telekom reserves the right, for any reason, to delay these filings or to withdraw them prior to their effectiveness, and to otherwise change its plans in this regard.

Deutsche Telekom will continue to make English translations of its annual reports, financial statements, and financial press releases available on its website at www.telekom.com.

Deutsche Telekom AG
Corporate Communications
Tel.: +49 228 181 - 4949
E-Mail: press@telekom.de
Further information for journalists at www.telekom.com/media

  About Deutsche Telekom

Deutsche Telekom is one of the world’s leading integrated telecommunications companies with over 151 million mobile communications customers, over 38 million fixed-network lines and more than 15 million broadband lines. The Group provides products and services for the fixed network, mobile communications, the Internet and IPTV for consumers, and ICT solutions for business and corporate customers. Deutsche Telekom is present in over 50 countries and has around 260,000 employees worldwide. The Group generated revenue of EUR 64.6 billion in the 2009 financial year – almost half of it outside Germany. (As at December 31, 2009)

Further information is available at www.telekom.com.

Forward-looking Statements Disclaimer
This press release contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. They are generally identified by the terms "expect," "anticipate," "believe," "intend," "estimate," "aim for," "goal," "plan," "will," "strive for," "outlook" or similar expressions and they should therefore be considered with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom's control, including those described in the sections "Forward-Looking Statements" and "Risk Factors" of the Deutsche Telekom's Form 20-F annual report filed with the U.S. Securities and Exchange Commission. Among the relevant factors is the ability of Deutsche Telekom to fulfill the criteria required for delisting and deregistering its securities under applicable U.S. law. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom's future actions may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations will be met. Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By: /s/ Dr. Guillaume Maisondieu

Name: Dr. Guillaume Maisondieu
Title: Chief Accounting Officer

Date: April 21, 2010